SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FUTURE BRANDS LLC RETIREMENT

SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Future Brands LLC Retirement Savings Plan

December 31, 2005 and 2004

Note:	Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Future Brands LLC Retirement Savings Plan.

Report of Independent Registered Accounting Firm

To the Participants and Administrator of Future Brands LLC Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Future Brands LLC Retirement Savings Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois

June 28, 2006

Future Brands LLC Retirement Savings Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
Assets
Beneficial interest in Fortune Brands, Inc. Savings Plans Master Trust net assets	$34,978	$31,275
Receivables
Company contributions	1,789	1,669
Participant contributions	40	54

Total receivables	1,829	1,723

Net assets available for plan benefits	$36,807	$32,998

The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

(dollars in thousands)

	2005	2004
Additions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment income	$2,607	$3,435
Company contributions	1,788	1,648
Participant contributions	1,760	1,476
Transfers to the plan (Note 5)	240	321

Total additions	6,395	6,880

Deductions
Benefits paid to participants	2,271	2,220
Transfer from the plan (Note 5)	315	52

Total deductions	2,586	2,272

Increase in net assets	3,809	4,608

Net assets available for plan benefits, beginning of period	32,998	28,390

Net assets available for plan benefits, end of period	$36,807	$32,998

The accompanying notes are an integral part of the financial statements.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of Plan

General

The Future Brands LLC Retirement Savings Plan (the “Plan”), established effective April 1, 2001 for employees of Future Brands LLC (“Future” or the “Company”), is designed to encourage and facilitate systematic savings and investment by eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions in the Plan document or to the Prospectus/Summary Plan Description, each of which is available from the plan administrator at 510 Lake Cook Road, Deerfield, Illinois 60015-4964.

The financial statements present the net assets available for plan benefits as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years ended December 31, 2005 and 2004. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Hourly Employee Retirement Savings Plan and the Fortune Brands Retirement Savings Plan. The Master Trust investments are administered by The Fidelity Management Trust Company (the “Trustee”).

Contributions

The Plan is a defined contribution plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may generally make tax deferred contributions under Section 401(k) of the Internal Revenue Code (the “Code”) of up to 50% of eligible compensation, subject to lower limits for highly compensated employees of Future. Participants’ annual tax deferred contributions are limited by the Code to $14,000 and $13,000 in 2005 and 2004, respectively. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect an additional unmatched, pretax catch up contribution which is limited by the Code to $4,000 in 2005 and $3,000 in 2004. Along with catch up contributions, the maximum amount a person can contribute to the Plan is 75% of eligible compensation.

Profit-sharing contributions are made by Future and allocated to its participants in proportion to eligible compensation. Future makes a determination each year as to the amount of its profit-sharing contribution. Future made profit-sharing contributions totaling $1,788,000 and $1,700,900 for the 2005 and 2004 plan years, respectively. Profit-sharing contributions are subject to certain Plan and statutory limitations.

Participants may direct the investment of their tax deferred contributions, rollover contributions, profit-sharing contributions, if any, and their Plan account balances in the available investment funds.

Participant account balances are maintained to reflect each participant’s beneficial interest in the Plan’s funds. Participant account balances are increased by participant and Future contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Vesting

Participants are immediately vested in their own contributions plus earnings on those contributions. Vesting in the Company’s annual profit-sharing contribution plus actual earnings thereon is based on the earliest to occur of the following: (1) retirement; (2) termination of employment without fault; (3) death; (4) disability; (5) attainment of age 65; or (6) years of service (as summarized in the schedule below):

Number of Full Years of Service	Vesting Percentage
Less than 3	0%
3 but less than 4	20%
4 but less than 5	40%
5 but less than 6	60%
6 but less than 7	80%
7 or more	100%

Forfeitures

Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant’s previously forfeited amount will be reinstated to the participant’s account. Total forfeitures for the year ended December 31, 2005 were $25,000 and $76,000 for the year ended December 31, 2004.

Loans

A participant may apply for a loan of at least $1,000 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also may not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any one time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Interest rates on outstanding notes range from 4% to 9.5% at December 31, 2005. Each loan must be collateralized by a portion of the participant’s account balance and evidenced by a written obligation payable to the Trustee which is invested in the loan fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or after attainment of age 59-1/2.

Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant’s account. Distributions and withdrawals are recorded when paid.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

Plan Termination

Although it has not expressed any intent to do so, Future has the right under the Plan to discontinue contributions at any time and Future, as plan sponsor and administrator, has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income

The Master Trust’s investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in registered investment companies are stated at the Master Trust’s beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund’s manager.

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The ratio of the Plan’s assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in market value of investments on a monthly basis.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses. Other expenses, including audit fees, are paid by Future Brands LLC.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. The 2004 Statement of Net Assets Available for Plan Benefits, as currently presented, includes the Plan’s participant loans of $397,000 in the investment in the Fortune Brands, Inc. Savings Plans Master Trust, whereas this amount was previously presented as a separate investment. The 2004 Statement of Changes in Net Assets Available for Plan Benefits, as currently presented, includes interest income on participant loans of $23,000 in the allocated share of Master Trust investment income. The interest income on participant loans was previously reported as a separate component of net investment income. In Note 6—The Master Trust, the summary of net assets, as currently reported, includes participant loans of $20,065,000. The summary of net assets, as previously reported did not include participant loans. In addition, the 2004 total Master Trust investment income, as currently presented, includes interest income from loans of $871,000. The net appreciation in fair value of the Master Trust as previously reported did not include interest income from loans.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

3.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2005 and 2004 (in thousands):

	2005	2004
Net assets available for Plan benefits as stated in the accompanying financial statements	$36,807	$32,998
Less: Amounts allocated to withdrawing participants	—	255

Net assets available for Plan benefits as stated in Form 5500	$36,807	$32,743

The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2005 and 2004 (in thousands):

	2005	2004
Benefits paid to participants as stated in the accompanying financial statements	$2,271	$2,220
Add: Amounts payable to terminated employees and Plan participants who have retired or terminated employment but elected to have their assets remain in the Plan as of current year end	—	255
Less: Amounts allocated to withdrawing participants as of prior year end	255	790

Benefits paid to participants as stated in Form 5500	$2,016	$1,685

4.	Plan Amendments

The Plan was amended effective March 28, 2005 to change the automatic lump sum cashout of small benefits to amounts less than $1,000.

The Plan was amended effective May 1, 2005 to lower the maximum percent of contributions from 17% to 16% that highly compensated people could contribute to the Plan.

The Plan was amended as of August 16, 2005 to provide a new investment fund consisting primarily of ACCO Brands Corporation common stock.

5.	Transfers to and from the Plan

Transfers relate to transactions in the ordinary course of business between the Plan, the Fortune Brands Retirement Savings Plan, and the Fortune Brands Hourly Employee Retirement Savings Plan and occur due to participant employment transfers between companies. Transfers to other Plans were $314,947 and transfers to the Plan were $239,854.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

6.	Assets Held in Master Trust

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a beneficial interest of approximately 4.53% and 4.06% in the Master Trust’s net assets at December 31, 2005 and 2004, respectively.

Master Trust assets at December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004
Interest and dividends receivable	$235	$128
Common stock – corporate
Fortune Brands, Inc. common stock	74,226	79,823
Other common stock	12,752	10,529
Registered investment companies	622,777	631,678
Interest bearing cash	41,135	47,688
Participant loans	20,440	20,065

Total assets	771,565	789,911

Administrative expenses payable	(105)	(332)

Total net assets of the Master Trust available for benefits	$771,460	$789,579

The net appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2005 and 2004 is as follows (in thousands):

	2005	2004
Net appreciation in fair value
Common stock – corporate
Fortune Brands, Inc. common stock	$5,548	$5,966
Other common stock	1,863	3,231
Registered investment companies	43,026	66,565

Net appreciation in fair value of investments in the Master Trust	50,437	75,762

Interest income	1,367	557
Dividend income	1,785	1,692
Interest income from participant loans	935	871
Administrative expenses	(126)	(149)

Total Master Trust investment income	$54,398	$78,733

7.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

Future Brands LLC Retirement Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004

8.	Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

9.	Credit Risks

The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

10.	Tax Status

The Internal Revenue Service (“IRS”) issued a determination letter dated October 24, 2001 to Future stating that the Plan meets the requirements of Section 401(a) of the Code and that the Trust is exempt from federal income taxes under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

11.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. Any purchases and sales of these funds are performed in the open market. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provision of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

The Plan also holds shares of Fortune Brands Common Stock in a unitized fund which is made up primarily of stock plus a percentage of short term investments.

Fees paid by the Plan for the investment management and recordkeeping services amounted to $2,000 and $1,000 for the years ended December 31, 2005 and 2004. In addition, fees payable to the trustee as of December 31, 2005 and 2004 were $0 and $50, respectively.

SUPPLEMENTAL SCHEDULE

Future Brands LLC Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005	Schedule I

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value

	Investment in the Fortune Brands, Inc. Savings Plans Master Trust net assets excluding loans to participants		$34,567,981

*	Loans to participants	Interest rates ranging from 4% to 9.5%	410,046

			$34,978,027

* Indicates a party in interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FUTURE BRANDS LLC RETIREMENT SAVINGS PLAN

By:	/s/ Mark Hausberg
Mark Hausberg,
Treasurer Future Brands LLC

June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.